UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

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Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

 Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: December 23, 2022	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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BUENOS AIRES, December 23, 2022

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies 25 de Mayo 175

City of Buenos Aires To Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Notice: CPSA-GG-N-0480-22-AL

Subject: Material news

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform the decisions taken during the Company’s Shareholders Meeting held today (the “Meeting”), which include the following, among others:

1°) To partially reverse $ 3,910,579,247 from the Company’s Optional

Reserve;

2°) To pay in cash as dividend the reversed amounts as stated in point 1°) above, which pursuant to CNV General Resolution No.777/2018 amounts to $ 4,363,250,000 as a consequence of the application of the 1,11575542-price-index for November 2022. Such payment shall be of $ 2,881,893 per share. Such dividends are made available to shareholders on December 30, 2022, date on which shareholders shall appear for the corresponding payment (“Availability Date”);

3°) To deduct, when appropriate, the amount promptly paid by the Company in its capacity as Surrogate of the Personal Property Tax of those shareholders under the scope of the tax, in compliance with the regulations in force;

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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4°) To pay dividends to all shareholders, as per their holdings, in US dollars. The translation value of Pesos to US dollars shall be made in accordance with the sale exchange rate of Banco de la Nación Argentina corresponding to the working day immediately previous to the date on which the Company will make the transference to Caja de Valores S.A. In the case of ADR holders, the Availability Date is January 3, 2023, and dividends will be credited in the New York market, United States of America, as determined by the deposit contract in force governing such certificates.

Leonardo Marinaro Head of Market Relations CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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